UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            Amendment No. 1
                                 to
                            SCHEDULE 13D
                Under the Securities Exchange Act of 1934


                    PLATINUM ENTERTAINMENT, INC.
______________________________________________________________________________
                        (Name of Issuer)



                Common Stock, par value $.001 per share
______________________________________________________________________________
                    (Title of Class of Securities)




                               727909103
_______________________________________________________________________________
                            (CUSIP Number)
                            Steven D. Devick
                        Platinum Entertainment, Inc.
                           2001 Butterfield Road
                                Suite 1400
                        Downers Grove, Illinois 60515
                              (630) 769-0033
_______________________________________________________________________________
                (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)



                            October 13, 1999
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 727909103


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Steven D. Devick




2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ___

        (b) ___

3.      SEC Use Only

4.      Source of Funds
        OO

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)   ___

6.      Citizenship or Place of Organization
        United States

Number of           7.  Sole Voting Power
Shares Bene-            2,351,114 (See Item 5)
ficially by
Owned by            8.  Shared Voting Power
Each                    None
Reporting
Person With         9.  Sole Dispositive Power
                        2,351,114 (See Item 5)

                   10.  Shared Dispositive Power
                        None

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,351,114 (See Item 5)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)        ___

13.     Percent of Class Represented by Amount in Row (11)
        25.0%

14.     Type of Report Person (See Instructions)
        IN

	This statement amends and supplements, as indicated below, the statement on
Schedule 13D (the "Schedule 13D") filed by Steven Devick on June 10, 1999, with respect to the Common Stock, par value $.001 per share (the "Common
Stock"), of Platinum Entertainment, Inc. (the "Company").  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

        This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is being filed on behalf of Mr. Devick to report changes in Mr. Devick's beneficial ownership percentage of the Company's Common Stock as a result of Mr. Devick's beneficial ownership of the Company's Series C Preferred Stock. Mr. Devick has not previously reported beneficial ownership of the Series C Preferred Stock on Schedule 13D because the Series C Preferred Stock is not convertible into Common Stock until December 12, 1999. However, as of
October 13, 1999, Rule 13d-3(d) requires that the Company's Series C
Preferred Stock beneficially owned by Mr. Devick be included in the determination of Mr. Devick's beneficial ownership of the Company's Common Stock because the Series C Preferred Stock is convertible within sixty days. Accordingly, this Amendment No. 1 is being filed to reflect Mr. Devick's beneficial ownership of the Company's Common Stock, as of October 13, 1999, taking into account the number of shares of Common Stock into which the Series C Preferred Stock is convertible based upon the aggregate Redemption Value of the Series C Preferred Stock as of October 12, 1999.

Item 5.   Interest in Securities of the Issuer.

	Item 5 to the Schedule 13D is hereby amended and restated to read in its entirety:

    "(a) Mr. Devick may be deemed to beneficially own an aggregate 2,351,114 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d), and there being, based on information disclosed in the Company's most recent Form 10-Q filed under the Securities Exchange Act of 1934 on August 16, 1999, 7,313,754 shares of Common Stock outstanding, represents approximately 25.0% of the outstanding shares of Common Stock.

	On April 15, 1999, the Company issued Mr. Devick, and Mr. Devick acquired from the Company, 2,500 shares of Series D Preferred Stock and a warrant (the "Devick Series D Warrant") to purchase 504,167 shares of Common Stock. Shares of Series D Preferred Stock are not convertible into shares of Common Stock until April 15, 2001. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, Mr. Devick is deemed to beneficially own zero (0) shares of Common Stock in connection with the conversion of Series D Preferred Stock as of date of this Amendment No. 1. The Devick Series D Warrant may be exercised at any time through April 15, 2009, at the Exercise Price (as defined in the Devick Series D Warrant), subject to adjustment under certain circumstances. Accordingly, Mr. Devick may be deemed to beneficially own an aggregate 504,167 shares of Common Stock in connection with the exercise of the Devick Series D Warrant.

	On June 1, 1999, Mr. Devick acquired from Platinum Venture Partners II, L.P.
("PVP II"), and PVP II sold, assigned and transferred to Mr. Devick, 2,500 shares of Series C Preferred Stock a warrant (the "Devick Series C Warrant")
to purchase 84,375 shares of Common Stock.  In the June 1, 1999 transaction described above Mr. Devick acquired the direct beneficial ownership of a warrant to purchase 56,250 shares of Common Stock held in the name of PVP II which was previously indirectly beneficially owned by Mr. Devick and a warrant to purchase
28,125 shares of Common Stock held in the name of PVP II.  Both the Series C
Preferred Stock and the related warrants acquired by Mr. Devick in the June 1,
1999 transaction described above were originally issued in the name of PVP II on December 12, 1997.  The Series C Preferred Stock is currently held in trust in the name of the Steven D. Devick Living Trust, U/A/D May 13, 1999.  The
Devick Series C Warrant may be exercised at any time through October 31, 2007, at the Exercise Price (as defined in the Devick Series C Warrant ), subject to adjustment under certain circumstances.  Accordingly, Mr. Devick may be deemed to beneficially own an aggregate 84,375 shares of Common Stock in connection with the exercise of the Devick Series C Warrant.

	Under the Certificate of the Powers, Designation, Preferences and Rights of
the Series C Preferred Stock (the "Series C Certificate"), a holder of Series
C Preferred Stock has the right to convert each share of Series C Preferred
Stock, at the option of the holder, at any time or times, commencing two years from the date of the issuance of the Series C Preferred Stock, into that number of shares of Common Stock equal to the quotient obtained by dividing the
Redemption Value (as defined in the Series C Certificate) per share by the
Conversion Price (as defined in the Series C Certificate).  In addition, the number of shares of Common Stock into which each share of Series C Preferred
Stock is convertible is subject to adjustment in accordance with the antidilution provisions contained in the Series C Certificate.

	Based on a Conversion Price of $5.9375 and the Redemption Value per share of
Series C Preferred Stock through October 12, 1999, and without taking into account any applicable antidilution adjustments, the shares of Series C
Preferred Stock are convertible into, as of October 13, 1999, an aggregate
533,621 shares of the Company's Common Stock. Accordingly, Mr. Devick may be
deemed to beneficially own an aggregate 533,621 shares of Common Stock in connection with the exercise of the Series C Preferred Stock.

	However, the number of shares of Common Stock into which the Series C Preferred Stock is convertible (the "Conversion Number") is subject to ad-justment pursuant to (i) an increase in Redemption Value per share of Series C Preferred Stock as a result of the accretion of accrued and unpaid dividends in accordance with the Series C Certificate and (ii) the applicability of the antidilution provisions contained in the Series C Certificate. For example,
(i) assuming that no shares of Series C Preferred Stock are converted or redeemed in accordance with the Series C Certificate, (ii) assuming dividends remain unpaid and accrete on the Series C Preferred Stock on each Dividend Payment Date (as defined in the Series C Certificate) in accordance with the Series C Certificate beginning in November, 1999 and (iii) without taking into account the applicability of the antidilution provisions contained in the Series C Certificate, the Series C Preferred Stock would be convertible into the aggregate number of shares of Common Stock set forth below on the Dividend Payment Date set forth below:

Dividend Payment Date                   Conversion Number

November, 1999                          543,809
February, 2000                          565,562
May, 2000                               588,184
August, 2000                            611,712
November, 2000                          636,180
February, 2001                          664,808
May, 2001                               694,725
August, 2001                            725,987
November, 2001                          758,657
February, 2002                          792,796
May, 2002                               828,472
August, 2002                            865,753
November, 2002                          904,712

	Because there is no mandatory redemption date or mandatory conversion date with respect to the Series C Preferred Stock, it is not practical to estimate the absolute maximum number of shares into which the Series C Preferred Stock is convertible.

	The calculation of Mr. Devick's percentage of beneficial ownership of the Company's Common Stock set forth in this Amendment No. 1 does not take into account (i) any change in beneficial ownership due to the accretion of unpaid and accumulated dividends on the Series C Preferred Stock after the date of this Amendment No. 1, or (ii) the applicability of the antidilution provisions contained in the Series C Certificate, the Series D Certificate, the Devick Series C Warrant, or the Devick Series D Warrant.

	Mr. Devick has the right to acquire 986,412 shares of Common Stock pursuant to the exercise of stock options that are exercisable within 60 days.

    (b) Mr. Devick has the sole power to direct the vote and the disposition of 2,351,114 shares of Common Stock.

    (c) Mr. Devick has not effected any transaction in shares of Common Stock during the preceding 60 days.

    Paragraphs (d) and (e) of Item 5 are not applicable to this filing."


                                     SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	October 22, 1999



                            /s/     STEVEN D. DEVICK
                                    Steven D. Devick